EXHIBIT 21.1

Subsidiaries of Squirrel Enlivened International Co., Ltd*

The following list of subsidiary applies after consummation of the Transactions:

Subsidiary	Jurisdiction of Incorporation
Squirrel Enlivened (Hong Kong) Technology Limited	Hong Kong
Squirrel Enlivened (Shenzhen) Technology Co., Ltd.	PRC
Squirrel Enlivened (Beijing) Technology Co., Ltd.	PRC
Shenzhen Squirrel Enlivened Media Group Co., Ltd.	PRC
Hangzhou Manfendinglv Marketing Co., Ltd.	PRC
Shenzhen Squirrel Data Media Co., Ltd.	PRC
Shenzhen Manfendinglv Marketing Co., Ltd.	PRC

* Other subsidiaries of Squirrel Enlivened International Co., Ltd have been omitted because, in the aggregate, they would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of the completion of the Transactions.